Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

3D Systems Corporation
Rock Hill, South Carolina

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-239803) and Form S-8 (No. 333-115642, No. 333-204305, No. 333-219222 and No. 333-238794) of 3D Systems Corporation of our reports dated March 5, 2021, relating to the consolidated financial statements, and the effectiveness of 3D Systems Corporation’s internal control over financial reporting, which appears in the Annual Report to Shareholders, which is incorporated by reference in this Annual Report on Form 10-K. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

/s/ BDO USA, LLP
Charlotte, North Carolina

March 5, 2021